September 16, 2011

Via EDGAR Submission Securities and Exchange Commission Division of Corporation Finance Washington, D.C. 20549-7010

Re:	Li3 Energy, Inc.
Registration Statement on Form S-1
Filed July 1, 2011
File No. 333-175329

Attention:	Ms. Pamela A. Long, Assistant Director
Mr. Errol Sanderson
Mr. Jeffrey Gordon

Ladies and Gentlemen:

On behalf of our client, Li3 Energy, Inc., a Nevada corporation (the “Company”), we refer to the comments of the Staff of the Securities and Exchange Commission as set forth in your letter dated July 28, 2011 (the “Comment Letter”), addressed to Luis Saenz, Chief Executive Officer of the Company, relating to the above-captioned Registration Statement on Form S-1 filed by the Company.  As discussed on the telephone with Mr. Jeffrey Gordon of the Staff, we are writing to inform you that the Company is not able to file its responses to the Comment Letter today, as it had previously indicated, but now expects to be able to do so by September 21, 2011.  As indicated in our letter dated September 7, 2011, the Company’s response had been delayed due to the need of management to focus on a major transaction with an affiliate of POSCO, given the Company’s limited management resources.  Such transaction did not ultimately closed until September 14, 2011, and the Company is still working through revising its disclosures to reflect the consummation thereof.  Among other things, the issuance of shares of common stock to POSCO’s affiliate and the simultaneous amendment to the conversion price of certain outstanding debt has resulted in adjustments to many of the Company’s 17 separate classes of outstanding convertible and exercisable securities.

While the Company is working diligently on finalizing its response, the direct and indirect consequences of the recently consummated transactions are material, and the Company wants to ensure that the filing is as complete and final as possible.   Moreover, the Company must also devote substantial efforts to the preparation of its Annual Report on Form 10-K (and the audited financial statements to be included therein) for the year ended June 30, 2011, which is due later this month.

Securities and Exchange Commission
Division of Corporation Finance
September 16, 2011

We trust that this schedule will be satisfactory to the Staff. In the meantime, if the Staff has any questions or comments with respect to the foregoing, please contact me at (212) 400-6910.

Sincerely yours,

/s/ David M. Zlotchew

David M. Zlotchew

cc:	Luis Saenz Christy Albeck Jeffrey V. Houston Adam S. Gottbetter